March 26, 2018

By: EDGAR Transmission - Correspondence Filing
Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Atmos Energy Corporation
Form 10-K for the Fiscal Year ended September 30, 2017
Response Dated March 13, 2018
File No. 1-10042

Dear Mr. Thompson:

We are responding to your letter dated March 19, 2018, commenting on our response dated March 13, 2018 to your comment letter dated March 5, 2018. We have repeated your comment from such letter below, followed by our response to the comment in bold print. We intend to comply with the comment in all future filings, as applicable.

Form 10-K for the Fiscal Year Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measure, page 25

1.
We note your response to comment 1. Please tell us how your presentation of "net revenues" complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

In our prior response, we proposed to replace the term "gross profit" with "net revenues" as the non-GAAP financial measure we use to help measure and analyze our financial performance because it is commonly used in the utility industry. To comply with Item 10(e)(1)(ii)(E) of Regulation S-K, we will replace the term “gross profit” with "contribution margin" in future filings and earnings releases. The following statement is indicative of the

Mr. William H. Thompson
U.S. Securities and Exchange Commission
March 26, 2018

disclosure that we may include regarding contribution margin, a non-GAAP financial measure:

Our operations are affected by the cost of natural gas. The cost of gas is passed through to our customers without markup and includes commodity price, transportation, storage, injection and withdrawal fees and settlements of financial instruments used to mitigate commodity price risk. These costs are reflected in the income statement as purchased gas cost. Therefore, increases in the cost of gas are offset by a corresponding increase in revenues. Accordingly, we believe contribution margin, a non-GAAP financial measure defined as operating revenues less purchased gas cost, is a better indicator of our financial performance than operating income as it provides a useful and more relevant measure to analyze our financial performance. Further, the term contribution margin is not intended to represent operating income, the most comparable GAAP financial measure, as an indicator of operating performance and is not necessarily comparable to similarly titled measures reported by other companies.

If you have any questions or comments on this letter, please direct them to our Controller, Richard M. Thomas at (972) 855-3748, or in his absence, to me at (972) 855-3214. Thank you for your attention.

Sincerely,

/s/ CHRISTOPHER T. FORSYTHE
Christopher T. Forsythe
Senior Vice President and
Chief Financial Officer

cc: Mr. Scott Stringer
U.S. Securities and Exchange Commission

Ms. Donna Di Silvio
U.S. Securities and Exchange Commission